Exhibit 3.1

REGISTERED OFFICE CERTIFICATE

OF

PLUM ACQUISITION CORP. I

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

We, Conyers Trust Company (Cayman) Limited, Registered Office of PLUM ACQUISITION CORP. I (the “Company”) DO HEREBY CERTIFY that the following is a true extract of special resolutions passed by the Members of the Company at an Extraordinary General Meeting held on the 15th day of March, 2023 and that such resolutions have not been modified.

RESOLUTION 1(a)

RESOLVED, as a special resolution, that the Amended and Restated Articles of Association of the Company be amended by the deletion of the existing definition of section 49.7 in its entirety and the insertion of the following language in its place:

“In the event that the Company does not consummate a Business Combination upon the date which is the later of (i) 18 June 2023 (or 18 March 2024, if applicable under the provisions of this Article 49.7) and (ii) such later date as may be approved by the Members in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of the then Public Shares in issue, which redemption will completely extinguish public Members’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to the its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law. Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination within twenty-seven months from the closing of the IPO, the Company may, without another vote of the Members, elect to extend the date to consummate the Business Combination on a monthly basis for up to nine times by an additional one month each time after the twenty-seventh month from the closing of the IPO, by resolution of the Directors, if requested by the Sponsor in writing, and upon five days’ advance notice prior to the applicable Termination Date, until thirty-six months from the closing of the IPO, provided that the Sponsor (or one or more of its Affiliates, members or third-party designees) (the “Lender”) will deposit into the Trust Account for each such monthly extension, the lesser of (i) US$160,000 or (ii) US$0.04 for each Public Share that is then-outstanding, for an aggregate deposit of up to US$1,440,000 or US$0.36 for each Public Share that is then-outstanding (if all nine additional monthly extensions are exercised), in exchange for a non-interest bearing, unsecured promissory note issued by the Company to the Lender. If the Company completes a Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the IPO. If the Company does not complete a Business Combination by the applicable Termination Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.”

www.verify.gov.ky File#: 370077	Filed: 15-Mar-2023 12:27 EST Auth Code: B00931981094

RESOLUTION 1(b)

RESOLVED, as a special resolution, that the Amended and Restated Articles of Association of the Company be amended by the deletion of the existing definition of article 49.8(a) in its entirety and the insertion of the following language in its place:

“to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within twenty-seven months (or up to thirty-six months, if applicable under the provisions of Article 49.7) from the consummation of the IPO;”

RESOLUTION 2(a)

RESOLVED, as a special resolution, that the Amended and Restated Articles of Association of the Company be amended by the deletion of the existing definition of article 49.2(b) in its entirety and the insertion of the following language in its place:

“provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

RESOLUTION 2(b)

RESOLVED, as a special resolution, that the Amended and Restated Articles of Association of the Company be amended by the deletion of the existing definition of article 49.4 in its entirety and the insertion of the following language in its place:

“At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.”

RESOLUTION 2(c)

RESOLVED, as a special resolution, that the Amended and Restated Articles of Association of the Company be amended by the deletion of the existing definition of article 49.5 in its entirety and the insertion of the following language in its place:

“The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).”

RESOLUTION 2(d)

RESOLVED, as a special resolution, that the following final sentence of article 49.8 of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety:

“The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”

www.verify.gov.ky File#: 370077	Filed: 15-Mar-2023 12:27 EST Auth Code: B00931981094

Mesha Christian

for and on behalf of

Conyers Trust Company (Cayman) Limited

Dated this 15th day of March, 2023

www.verify.gov.ky File#: 370077	Filed: 15-Mar-2023 12:27 EST Auth Code: B00931981094